Exhibit 12.1

DIAMONDBACK ENERGY, INC.

COMPUTATION OF RATIO OF EARNINGS (DEFICIT) TO FIXED CHARGES

	Year Ended December 31,
	2016 (1)	2015 (1)	2014	2013	2012
	(in thousands)
EARNINGS
Income (loss) from continuing operations	$(68,617)	$(740,269)	$212,670	$95,194	$17,307
Interest expense	40,684	41,510	34,514	8,059	3,610

Income (loss) before fixed charges	$(27,933)	$(698,759)	$247,184	$103,253	$20,917

FIXED CHARGES
Interest expense	$40,684	$41,510	$34,514	$8,059	$3,610

Total fixed charges	$40,684	$41,510	$34,514	$8,059	$3,610

Earnings/fixed charge coverage ratio	(0.7)	(16.8)	7.2	12.8	5.8

(1)	Earnings for the years ended December 31, 2016 and December 31, 2015 were insufficient to cover fixed charges by $68.6 million and $740.3 million, respectively. Ratios for the years ended December 31, 2016 and December 31, 2015 include the effects of impairments on oil and gas properties of $245.5 million and $814.8 million, respectively. Excluding the impact of the impairments of oil and gas properties, the earnings/fixed charge coverage ratio for the years ended December 31, 2016 and December 31, 2015 would have been 5.3 and 2.8, respectively.